V	216.736.7215
F	216.621.6536
E	cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
June 13, 2008
Via Edgar and Fax
Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	John D. Oil and Gas Company

Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 28, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 15, 2008

Comment Letter dated June 4, 2008

SEC File No. 000-30502
Dear Mr. Hiller,
On behalf of John D. Oil and Gas Company, please find below the Company’s responses to the comments of the staff of the Securities and Exchange Commission contained in your letter to Cheryl J. Mihitsch dated June 4, 2008. For your convenience, we have repeated your comments before our responses. In addition, we have sent a courtesy copy to Joanna Lam of your staff.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Item 8A(T) Controls and Procedures, page 27
1.	We have read the disclosure you proposed in response to prior comment 1, also included in your subsequent interim report, stating that your officers concluded that your disclosure controls and procedures “...are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings.” This representation implies a limitation on the scope of your conclusion and does not address the assessment made as of the end of the fiscal year.
If you are going to include a representation about how the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, i.e. “...controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”
In conjunction with your reply, please advise us of the disclosure that would be pertinent to your annual report, as of December 31, 2007, and necessary to comply with the requirements of Items 307 and 308 of Regulation S-B.
We have repeated below the Item 8 disclosure that was included in the Company’s 2007 annual report, as modified in response to prior comment two regarding Item 308, and have added the additional disclosure to address Item 307. We have revised the Item 307 language to simply conclude that the Company’s disclosure controls and procedures are effective, rather than stating how they are effective.
“As of December 31, 2007, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Based upon the Company’s evaluation, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2007.
The management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial

Statements. Our internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Conduct adopted by our Company’s Board of Directors, applicable to all Company Directors and all officers and employees of our Company.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Audit Committee of our Company’s Board of Directors meets with the independent public accountants and management periodically to discuss internal control over financial reporting and auditing and financial reporting matters. The Audit Committee reviews with the independent public accountants the scope and results of the audit effort. The Audit Committee also meets periodically with the independent public accountants without management present to ensure that the independent public accountants have free access to the Audit Committee. The Audit Committee’s Report can be found in the Definitive Proxy Statement to be issued in connection with the Company’s 2007 Annual Meeting of Stockholders.
The Company’s management, including the Company’s chief operating officer and chief financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework.” Based on our assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2007. Further, in connection with our evaluation we did not identify any change during the last quarter in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.”
Financial Statements
Note 15 — Supplemental Disclosures About Oil and Natural Gas Producing Activities, page 54
2.	We have read your response to prior comment 3, including details about changes in your reserves, specifying the amounts attributable to revisions of prior estimates apart from those associated with extensions and discoveries. Please submit the disclosures that you would need to provide to comply with paragraph 11 of SFAS 69, which requires you to disclose the reasons for significant changes attributable to each category of change.
The company proposes the following introductory language to the previously submitted table to comply with paragraph 11 of SFAS 69:
“The following table presents the Company’s estimated gross proved oil and natural gas reserves, which are all located in the continental United States, based on reserve reports prepared by Schlumberger Data and Consulting Services.
The revision of previous estimates in the table below displays a significant change of 456,500 mcf between 2006 and 2007. The Company began drilling wells in 2006 and based reserve information on production data from wells that had less than a year’s worth of history. Additionally, the 2006 reserves were conservative, with 2007 showing a positive increase. Significant revisions could also be reported in future years while additional production history is obtained. We plan to continue to add new wells, which may lead to continued revisions to previous estimates for reserves until adequate reserve history is available.
Significant other balances include the change in production from 2006 to 2007 due to a full year of production in 2007. We expect that production of natural gas and oil will increase if the Company is able to drill additional wells each year.”
Please do not hesitate to contact me if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215 or cjh@kjk.com.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert

cc:	Joanna Lam
Gregory J. Osborne
Cheryl J. Mihitsch
Allen C. Waddle, Jr.